EXHIBIT 1

NEWS RELEASE & Q4 INTERIM REPORT Nitrogen fundamentals strengthening as we move towards spring season	03-001 Date: February 5, 2003 Contact: Investor/Media Relations: Jim Pendergast Tel: (403) 225-7357 Fax: (403) 225-7609 E-mail: investor@agrium.com WWW: http://www.agrium.com

ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that its fourth quarter net earnings were $12-million ($0.07 per common share), a significant improvement over the loss of $80-million ($0.72 per common share) for the fourth quarter of 2001. Net earnings in the fourth quarter 2002 included the write-down of impaired assets of $0.04 per share. Net earnings in the fourth quarter 2001 included the effects of year-end charges relating to Argentina of a $0.43 loss per share. For the year, net earnings were breakeven (loss of $0.08 per share), also better than the loss in 2001 of $45-million ($0.49 per share).

“The fourth quarter results reflect the continued improvement in nitrogen fundamentals,” said John Van Brunt, Agrium’s Vice Chairman and CEO. “Led by a rally in grain prices commencing mid-year, nitrogen prices strengthened in anticipation of tightening global supply and demand balances. Recently, international nitrogen prices have been pushed higher by disruptions in global supply, including shut downs in Venezuela, and curtailments in North America due to rising natural gas prices. U.S. Gulf Coast ammonia and urea prices are currently 50 percent higher than they were in the spring of 2002. North American nitrogen inventories, meanwhile, remain more than 20 percent below five-year average levels for this time of year.”

FOURTH QUARTER HIGHLIGHTS

•	Record North America Retail results. North America Retail reported strong results for the fourth quarter, lifting 2002 earnings before interest expense and income taxes to $52-million. This is the sixth consecutive year of record results and represents an increase of 62 percent over this period.

•	Production and Safety Records. Annual production records were set at the Profertil, Argentina Nitrogen Operation, Carseland Nitrogen Operation and Kapuskasing and Redwater Phosphate Operations during 2002. No “Loss Time Accidents” during 2002 were reported at the Profertil, Argentina Nitrogen Operation, Joffre Nitrogen Operation, Fort Saskatchewan Nitrogen Operation, and Kapuskasing and Redwater Phosphate Operations.

•	Natural gas. Natural gas, the major cost component of nitrogen fertilizer, has increased in price in North America throughout the current winter. For the fourth quarter, the North American natural gas benchmark price (NYMEX last 3-day) averaged $3.99 per MMBtu, compared to $3.00 per MMBtu for the first nine months of 2002. For 2002, NYMEX averaged $3.25 per MMBtu. Agrium’s gas cost was lower and less volatile than NYMEX as a result of a cost advantage for natural gas purchased in Western Canada and long-term natural gas supply agreements at Kenai,

Alaska and Profertil, Argentina. Agrium’s overall gas cost averaged approximately $2.47 per MMBtu or 76 percent of NYMEX prices for 2002 in spite of incorporating approximately $37-million in hedging losses during the year. In 2001, Agrium’s overall gas cost averaged approximately $2.53 per MMBtu.

•	Unocal Dispute. Agrium continues its dispute with Union Oil Company of California (Unocal) respecting Unocal’s gas supply and deliverability obligations, environmental liabilities and the Earn-out payment. Unocal curtailed supply to the facility in July of 2002. Weather-related issues and Unocal’s supply to other parties in late November and December created additional reductions by Unocal. Agrium was able to offset some of Unocal’s curtailments by obtaining gas from interruptible contracts from other oil and gas companies. As a result, the Kenai facility operated at approximately 73 percent of capacity during the fourth quarter. While Agrium currently expects the Kenai facility to maintain existing production rates, there is a risk that available gas from Unocal and other suppliers may not be sufficient to maintain these rates in 2003, particularly during the winter months. Should the requirements of the facility not be met by Unocal or from existing supply sources from other producers, development of new natural gas reserves over the next 18 to 36 months will be required to return the facility to full production capacity.

•	Profertil, Argentina facility. The Profertil nitrogen facility was shut down October 17, 2002, due to mechanical problems in both the ammonia and urea plants. Following repairs, the ammonia plant resumed production on November 14 and the urea plant on November 16 with both currently running above design rates. The repairs to the urea plant are considered temporary until the new urea heat exchanger with upgraded metallurgy is installed early in 2004. As a precaution, a back-up unit from the Fort Saskatchewan facility will be delivered to Argentina in April for installation in May. Until this back-up is installed, some production interruptions may occur. Profertil S.A. is 50 percent owned by Agrium Inc. and 50 percent owned by Repsol YPF, S.A.

•	Argentine charges. The Peso was volatile throughout the first six months of 2002 after it was unpegged from the U.S. dollar at the end of 2001, reaching a low of 3.71 to 1.0 U.S.$ at the end of June. Since June, the peso has remained relatively stable and closed at 3.37 at December 31, 2002. For the fourth quarter 2002, a $1-million gain was recorded due to the net effect of currency translation and the forced conversion of December 31, 2001 accounts receivable (Argentine charges). For the year, a loss of $4-million was recorded due to the Argentine charges. This compares to a charge in 2001 for the fourth quarter and year of $49-million when the Argentine peso was unpegged from the U.S. dollar.

•	Inventory management. High North American natural gas prices have resulted in Agrium closely managing its nitrogen production to match expectations for spring sales to key markets. As a result, an annual maintenance shutdown was taken during the month of January at the Borger, Texas nitrogen facility, coinciding with the recent peak in natural gas prices. In Western Canada, the Joffre and Fort Saskatchewan nitrogen facilities are operating at reduced rates. To offset temporary inventory reductions, Agrium has purchased lower cost imported product to assure competitive supply for its customers.

•	Write-down of impaired assets. In December 2002, a review of redundant, obsolete and impaired assets at all sites was completed and resulted in a write-down of $8-million before income tax. No further asset write-downs are expected.

OUTLOOK

North American demand is expected to improve in 2003 due to higher grain prices and an anticipated return to more normal weather conditions. Demand will be supported by an expected increase in seeded acreage for the major crops that consume the most fertilizer, such as corn, wheat and canola. In Argentina, the agricultural sector has shown significant strength despite the difficult economic restructuring taking place in the country. In 2002, planted acres and application rates were better than anticipated and close to 2001 levels. Expectations are that total nutrient use in Argentina will be higher in 2003. Meanwhile, strong demand in South America and Asia in the second half of 2002 increased shipments to these regions from the major exporters in the Black Sea and Middle East.

Demand appears to be strengthening, while nitrogen supplies remain tight. North American nitrogen inventories remained more than 20 percent below the 5-year average at the end of December 2002. This is a result of strong demand and reduced supplies both from domestic production and offshore imports over the last year. A recent surge in natural gas costs in North America, meanwhile, led to a number of temporary shutdowns in the industry during January. As a result, New Orleans, Louisiana (NOLA) urea pricing has increased to $158 per short ton ($174 per metric tonne) from $138 ($152 per metric tonne) in early January. Globally, other developments have limited nitrogen availability, contributing to a $16 per metric tonne increase in Middle East granular urea prices since early January to bring current prices to $146 per metric tonne. Indonesia, traditionally a major exporter of nitrogen, has significantly reduced exports this year due a combination of production problems and government regulations aimed at ensuring the country has adequate supplies for the domestic market. In Venezuela, political problems have shut down nitrogen production that normally would be targeted to the U.S. and Latin American markets. The Venezuelan nitrogen facilities are not expected to re-start in time for the spring season due to the time it will take to get the gas flowing to the facilities even after the current labour unrest is resolved. In the mid-term, Agrium continues to believe that the shortfall in world nitrogen production capacity additions relative to forecast growth in demand will result in a further tightening of the supply and demand balance.

While global supply and demand balances are tight, there are also a number of risks. Weather continues to be a concern in Agrium’s key markets. Over the past two years a large area of Western Canada experienced some of the worst droughts on record, significantly impacting fertilizer use and yields. In certain areas, the poor yields may lead to nutrient carry-over in the soil for the upcoming growing season. This winter, these drought concerns have extended to a large portion of the U.S., including the key growing area of the western Corn Belt. Precipitation at or above normal levels in the months preceding spring planting is needed to improve conditions in these areas, although optimal yields will still depend on timely rains during the growing season. In the global market, uncertainty remains regarding China’s level of participation in the international urea market.

In terms of nitrogen profitability, the increase in North American natural gas prices in relation to nitrogen prices has created uncertainty. Currently, regional nitrogen prices in some U.S. markets are below the cash cost of production for producers located in those regions. It is not clear yet whether further nitrogen price increases will occur to totally compensate for this deficit resulting in uncertainty regarding spring nitrogen margins. Meanwhile, a number of North American producers are experiencing financial difficulties, making their pricing strategies less predictable. Agrium has a preferred natural gas cost position relative to its North American competitors because of lower cost

Alberta gas and its fixed base-price contracts in Alaska and Argentina. Agrium has financially hedged about ten percent of its North American natural gas requirements this year. In addition, there is currently uncertainty about the quantity of natural gas Agrium can secure for its Kenai, Alaska facility in 2003 under its long-term fixed base-price contract.

As a result of these factors, Agrium is cautious about its first quarter results, currently forecasting a loss of $0.20 per share, although a significant improvement over the loss of $0.33 per share for first quarter of 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview

North America Wholesale earnings before interest expense and income taxes (EBIT) was $40-million in 2002, down from EBIT of $64-million in 2001. The decrease was primarily due to lower nitrogen gross profit, partially offset by improved phosphate and potash profitability.

South America Wholesale EBIT, before Argentine charges, was $10-million, up significantly from EBIT of $4-million for 2001. Improved nitrogen profitability as a result of lower production cost was the primary reason for the increase. After including the Argentine charges, EBIT was a loss of $2-million for 2002 compared to a loss of $18-million for 2001.

North America Retail recorded EBIT of $52-million in 2002, up from $51-million in 2001. Lower selling and administrative expense was the primary contributor to the EBIT improvement.

South America Retail EBIT, excluding the Argentine charges, was $17-million, a significant improvement from $1-million in 2001. Lower selling and administrative costs due to the devaluation of the peso was the primary reason for the EBIT increase. South America Retail reported similar revenues and marginally higher gross profit than 2001 despite the difficult economic circumstances in Argentina. After including the Argentine charges, EBIT was $25-million for 2002 compared to a loss of $26-million for 2001.

Segmented Results

The following commentary should be read in conjunction with the segmented financial and operating data tables attached.

North America – Wholesale

Nitrogen
Gross profit for nitrogen dropped from $150-million in 2001 to $63-million for 2002. Sales volumes were up 11 percent in 2002 to 5.2 million metric tonnes primarily due to increased sales to U.S. customers. Compared to 2001, average realized prices were lower by $29 per metric tonne. The major reason for the decline was significantly higher prices in the first half of 2001 driven by high North American natural gas prices. Average costs per metric tonne were down approximately seven percent from 2001 reflecting greater production efficiencies. The cost of natural gas, the major cost component for nitrogen, was similar for 2002 and 2001 after taking into account hedging losses in 2002 and hedging gains in 2001. For the year, cost of product sold incorporated $46-million in natural gas hedging losses, including inventoried amounts, compared to $70-million in hedging gains in 2001. Overall nitrogen margins fell by $20 per metric tonne, dropping from $32 per metric tonne in 2001 to $12 per metric tonne in 2002. However, market conditions in the second half of 2002 improved significantly. Gross profit for nitrogen was $44-million in the second half of 2002 compared to $16-million in the second half of 2001, while nitrogen margins improved to $18 per metric tonne from $7 per metric tonne.

Phosphate
Sales volumes were up 30 percent in 2002 to 1.1 million metric tonnes. This increase was primarily the result of better production volumes from the Conda, Idaho and Redwater, Alberta facilities. Redwater’s improved performance was related to improved phosphate rock production from the Kapuskasing, Ontario facility. Phosphate prices in 2002 were up marginally compared to 2001 while costs of goods sold were down $20 per metric tonne. As a result, overall margins improved to $33 per metric tonne in 2002 compared to $7 per metric tonne in 2001. The improvement in costs per metric tonne was primarily the result of better production volumes from Conda and Redwater and the lower cost of phosphate rock from Kapuskasing. Gross profit for phosphate was $37-million in 2002 compared to $6- million in 2001.

Potash
Sales volumes were up 18 percent in 2002 to 1.6 million metric tonnes. This increase was largely due to higher sales to North American customers, although export volumes were up as well. Prices were $3 per metric tonne lower compared to 2001. The overall margin for the period was $42 per metric tonne compared to $43 per metric tonne in 2001. As a result, gross profit for potash was $67-million in 2002 compared to $58-million in 2001.

Sulphate and Other Products
Gross profit for sulphate and other products was $29-million in 2002 compared to $21-million in 2001.

North America — Retail
North America Retail gross profit was $256-million in 2002, similar to 2001. Higher fertilizer sales volumes were more than offset by lower nitrogen prices. Overall revenues were up two percent as a result of higher chemical and seed revenues. Seed revenues were up 24 percent in 2002 from 2001, continuing the trend of the past several years. Total gross profit percent was down slightly due to a change in product mix.

South America — Wholesale
Gross profit in 2002 was $36-million compared to $28-million for 2001 even though revenue was $7-million less in 2002. The lower revenues were a result of lower international nitrogen prices and a greater portion of export sales. The higher gross profit was attributable to lower production costs, including natural gas costs, as a result of the devaluation of the Argentine peso.

South America — Retail
Gross profit for South America Retail was $30-million in 2002 compared to $25-million for 2001.

Other
Other represents corporate functions and inter-segment eliminations.

Interest expense
Interest expense in 2002 was $68-million, down from $74-million in 2001. Lower interest costs were primarily the result of reduced short-term indebtedness. This reduction was due to lower inventory levels in 2002 and the application of the $106-million proceeds from the common share issue in March 2002.

Selling, General and Administrative Expenses
Total Selling, General and Administrative expenses were $246-million in 2002, down $22-million from 2001. This reflects the cost benefits from the devaluation in Argentina and cost control and deferral in North America operations.

Financial

Cash flow from operating activities in 2002 was $224-million compared to $87-million in 2001.

The net change in non-cash working capital from operating activities was a source of cash of $55-million and $100-million for the fourth quarter of 2002 and 2001 respectively. For the year, the net change was a source of cash of $54-million compared to a use of cash of $32-million in 2001. This improvement reflects an increased focus on working capital management during the year.

In the fourth quarter, 2002 the Corporation revised the classification of certain amounts within the operating category of the Statement of Cash Flows. This change clarifies the impact that certain Argentine foreign exchange translation charges had on the Company’s operating cash flows during the year. This change in presentation did not impact the balance sheet, earnings (loss), cash flow from operating activities or cash flow from investing and financing activities as currently presented in the Statement of Cash Flows.

SUPPLEMENTARY DISCLOSURE

The Corporation believes that the disclosure of certain supplementary information is useful to the investor although such information is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings (loss), earnings (loss) before interest expense and income tax (EBIT) is a useful supplementary measure as it provides investors with a historical perspective of earnings available prior to debt service and income taxes. The Corporation’s method of calculating EBIT may differ from other companies and accordingly EBIT may not be comparable to measures used by other companies.

Management also believes that disclosure of EBIT before and after the impact of Argentine charges provides the investor with an understanding of its exposure to Argentina, and the impact of Argentina on its other operations.

Investors should be cautious, however, that these measures not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of the Corporation’s performance.

OTHER

Agrium Inc. is a leading global producer and marketer of fertilizer and a major retail supplier of agricultural products and services in both North America and Argentina. Agrium produces and markets four primary groups of fertilizers: nitrogen, phosphate, potash and sulphur. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, the future supply and demand for fertilizers, the future prices of nitrogen, phosphate and potash, the level and volatility of natural gas prices, the differential pricing of natural gas in various markets, the outcome of the dispute between the Corporation and Unocal, the future gas prices and availability at Kenai, the U.S. dollar-Argentine Peso exchange rate, economic activity in the Argentine agricultural sector, the outcome of the Argentine gas price negotiations, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption in North America, weather conditions in North America, the carry-over of nitrogen and soil in farmlands, future grain and crop prices, future levels of nitrogen imports into North America, future nitrogen production capacity, Argentine governmental agricultural policies, Argentine domestic fertilizer consumption and the effect of the Argentine devaluation on Profertil’s cost of production.

A WEBSITE SIMULCAST
of the 2002 4th Quarter Conference Call will be available in a listen-only mode beginning Thursday, February 6th at 8:30 a.m. MST (10:30 a.m. EST)
Please log in the following website: www.agrium.com

AGRIUM INC.
Consolidated Statements of Operations and Retained Earnings
(Millions of U.S. dollars except per share information)
(Unaudited)

	Three months ended		Twelve months ended
	December 31,		December 31,

	2002	2001	2002	2001

Sales	$538	$499	$2,198	$2,174
Direct freight	31	30	115	111

Net sales	507	469	2,083	2,063
Cost of product	365	365	1,564	1,516

Gross profit	142	104	519	547

Expenses
Selling, general and administrative	63	69	246	268
Depreciation, depletion and amortization	40	35	148	141
Royalties and other taxes	5	6	19	22
Other expenses	9	19	38	36
Argentine charges — Peso translation	(2)	20	14	20
— U.S. dollar forced conversion	1	29	(10)	29

	116	178	455	516

Earnings before interest expense and income taxes	26	(74)	64	31
Interest on long-term debt	13	15	59	55
Other interest	3	4	9	19

Earnings (loss) before income taxes	10	(93)	(4)	(43)

Current income tax (recovery)	(15)	(12)	(21)	28
Future income tax (recovery)	13	(1)	17	(26)

	(2)	(13)	(4)	2

Net earnings (loss)	12	(80)	—	(45)
Retained earnings — beginning of period	189	335	245	315
Change in accounting policy (Note 2)	—	—	(29)	—
Common share dividends declared	(7)	(7)	(14)	(13)
Preferred securities charges	(3)	(3)	(11)	(12)

Retained earnings — end of period	$191	$245	$191	$245

Basic earnings (loss) per common share (Note 4)	$0.07	($0.72)	($0.08)	($0.49)
Average outstanding shares (in millions)	126	115	123	115
Diluted earnings (loss) per common share (Note 4)	$0.07	($0.72)	($0.08)	($0.49)
Average outstanding shares (in millions)	127	115	123	115
Shares outstanding at end of period (in millions)	126	115	126	115

AGRIUM INC.
Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

	Three months ended		Twelve months ended
	December 31,		December 31,

	2002	2001	2002	2001

Operating:
Net earnings (loss)	$12	$(80)	$—	$(45)
Depreciation, depletion and amortization	40	35	148	141
Future income taxes (recovery)	13	(1)	17	(26)
Argentine charges — Peso translation	(2)	20	14	20
— U.S. dollar forced conversion	1	29	(9)	29
Net change in non-cash working capital	55	100	54	(32)

Cash provided by operating activities	119	103	224	87

Investing:
Capital asset expenditures	(29)	(45)	(52)	(164)
Acquisition	—	(19)	—	(19)
Increase (decrease) in other assets	(9)	1	2	(32)
Proceeds from disposal of assets and investments	1	1	9	3
Other	15	(19)	3	(15)
Net change in non-cash working capital	9	27	9	27

Cash used in investing activities	(13)	(54)	(29)	(200)

Financing:
Common shares	1	—	108	1
Bank indebtedness	(21)	10	(211)	(97)
Issue (repayment) of long-term debt	5	(2)	(9)	267
Common share dividends paid	—	—	(14)	(13)
Preferred securities charges paid	(3)	(6)	(11)	(12)

Cash provided by (used in) financing activities	(18)	2	(137)	146

Increase in cash position	88	51	58	33
Cash and cash-equivalents — beginning of period	21	—	51	18

Cash and cash-equivalents — end of period	109	51	109	51

AGRIUM INC.
Consolidated Balance Sheets
(Millions of U.S. dollars)
(Unaudited)

	As at
	December 31,

	2002	2001

ASSETS
Current assets
Cash and cash-equivalents	$109	$51
Accounts receivable	187	218
Inventories	353	400
Prepaid expenses	35	34

	684	703
Capital assets	1,400	1,494
Other assets	85	132
Goodwill (Note 2)	—	45

	$2,169	$2,374

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness	$1	$211
Accounts payable and accrued liabilities	340	349
Income and other taxes payable	—	13
Current portion of long-term debt	25	7

	366	580
Long-term debt	604	621
Non-recourse financing — Profertil	132	141
Other liabilities	140	127
Future income taxes	163	162

	1,405	1,631
Shareholders’ equity
Share capital
Authorized: unlimited common shares and preferred securities
Issued:
Common shares: 2002- 126 million (2001-115 million)	484	376
Preferred securities:
8% Non-convertible 2002- 7 million (2001-7 million)	171	171
6% Convertible 2002- 2 million (2001-2 million)	50	50
Retained earnings	191	245
Cumulative translation adjustment	(132)	(99)

	764	743

	$2,169	$2,374

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the year ended December 31, 2002
(Millions of U.S. dollars)
(Unaudited)

1.	SIGNIFICANT ACCOUNTING POLICIES

The Corporation’s accounting policies are in accordance with accounting principles generally accepted in Canada and are consistent with those outlined in the annual audited financial statements except where stated below. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Corporation’s audited financial statements for the year ended December 31, 2001. In management’s opinion, the unaudited interim consolidated financial statements include all adjustments necessary to present fairly such information. Certain comparative figures have been reclassified to conform to the current year’s presentation. The Corporation’s significant accounting policies are summarized below.

The consolidated financial statements include the accounts of Agrium Inc. and its subsidiaries.

2.	CHANGE IN ACCOUNTING POLICY

Effective January 1, 2002 the Corporation adopted the new accounting standard for goodwill. This standard requires that goodwill and other indefinite life intangible assets be subject to an annual impairment test rather than being amortized. Amortization expense in 2001 was approximately $1-million per quarter, before income taxes.

Under the transitional provisions of the new standard, the Corporation has completed the transitional impairment test for the reporting unit that includes goodwill. The results of the test indicate that goodwill of the Corporation’s phosphate business, which is included in the reportable segment entitled “North America Wholesale”, is impaired. The amount of the impairment represents the entire goodwill balance of $45-million or $29-million net of tax. The resulting impairment loss has been recognized as a change in accounting policy and charged to retained earnings as of January 1, 2002.

3.	STOCK BASED COMPENSATION

The following is the pro forma net earnings (loss) and basic earnings (loss) per share amounts had the Corporation charged the fair value of stock based compensation to net earnings (loss) in each period:

	Three months ended				Twelve months ended
	December 31,				December 31,

	2002		2001		2002		2001

	As Reported	Pro forma	As Reported	Pro forma	As Reported	Pro forma	As Reported	Pro forma

Net earnings (loss)	$12	$10	$(80)	$(82)	$—	$(6)	$(45)	$(51)
Earnings (loss) per common share Basic	$0.07	$0.06	$(0.72)	$(0.74)	$(0.08)	$(0.14)	$(0.49)	$(0.54)

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the year ended December 31, 2002
(Millions of U.S. dollars)
(Unaudited)

4.	EARNINGS (LOSS) PER COMMON SHARE

The following table summarizes the computation of net earnings (loss) per common share:

	Three months ended		Twelve months ended
	December 31,		December 31,

	2002	2001	2002	2001

Numerator:
Net earnings (loss)	$12	$(80)	$—	$(45)
Preferred securities charges net of tax	(3)	(3)	(11)	(12)

Numerator for basic earnings (loss) per share	9	(83)	(11)	(57)

Denominator:
Weighted average denominator for basic common shares	126	115	123	115

Dilutive instruments:
Stock options using the treasury stock method	1	—		—
Preferred securities converted to common shares
$175 million, eight percent	—	—	—	—
$50 million, six percent	—	—	—	—

Denominator for diluted earnings per share	127	115	123	115

Basic earnings (loss) per share	$0.07	$(0.72)	$(0.08)	$(0.49)
Diluted earnings (loss) per share	$0.07	$(0.72)	$(0.08)	$(0.49)

As at December 31, 2002, the Corporation has outstanding approximately nine million options to acquire common shares.

5.	SEASONALITY

The fertilizer business is seasonal in nature. Sales are concentrated in the spring and fall planting seasons while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North America and after harvest in South America.

6.	STATEMENT OF CASH FLOWS

The Corporation has reclassified certain amounts in the 2002 Statement of Cash Flows within the category of Operating. Individual quarters for 2002 would be similarly adjusted for this reclassification. This reclassification did not impact prior year financial statements.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the year ended December 31, 2002
(Millions of U.S. dollars)
(Unaudited)

7.	SEGMENTED INFORMATION

The Corporation’s primary activity is the production and wholesale marketing of nitrogen, potash, phosphate, sulphate and other fertilizer products, and the retail sales of fertilizers, chemicals and other agricultural inputs and services. The Corporation operates principally in Canada, the United States and Argentina.

Net sales between segments are accounted for at prices which approximate fair market value and are eliminated on consolidation. The reportable segment entitled “Other” includes Corporate functions and inter-segment eliminations.

AGRIUM INC.
Segmented Earnings (Loss) Before Interest Expense and Income Taxes
(Millions of U.S. dollars)
(Unaudited)

	Three months ended December 31,

	2002

	North America		South America

	Wholesale	Retail	Wholesale	Retail	Other	Total

Net sales — external customers	$296	$163	$13	$35	$—	$507
— internal customers	24	—	1	—	(25)	—

Total net sales	320	163	14	35	(25)	507
Cost of product	254	105	7	24	(25)	365

Gross profit	66	58	7	11	—	142
Gross profit %	21%	36%	50%	31%	0%	28%
Expenses:
Selling, general and administrative	1	49	1	1	11	63
Depreciation, depletion and amortization	28	5	5	—	2	40
Royalties and other taxes	3	2	—	—	—	5
Other (income) expenses	(5)	(5)	2	3	14	9
Argentine charges — Peso translation	—	—	(2)	—	—	(2)
— U.S. dollar forced conversion	—	—	—	1	—	1

	27	51	6	5	27	116

Earnings (loss) before interest expense and income taxes	$39	$7	$1	$6	$(27)	$26

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Three months ended December 31,

	2001

	North America		South America

	Wholesale	Retail	Wholesale	Retail	Other	Total

Net sales — external customers	$279	$152	$16	$22	$—	$469
— internal customers	22	—	1	—	(23)	—

Total net sales	301	152	17	22	(23)	469
Cost of product	266	97	9	16	(23)	365

Gross profit	35	55	8	6	—	104
Gross profit %	12%	36%	47%	27%	0%	22%
Expenses:
Selling, general and administrative	10	50	2	4	3	69
Depreciation, depletion and amortization	23	5	4	1	2	35
Royalties and other taxes	4	2	—	—	—	6
Other (income) expenses	13	(4)	1	3	6	19
Argentine charges — Peso translation	—	—	20	—	—	20
— U.S. dollar forced conversion	—	—	2	27	—	29

	50	53	29	35	11	178

Earnings (loss) before interest expense and income taxes	$(15)	$2	$(21)	$(29)	$(11)	$(74)

	Twelve months ended December 31,

	2002

	North America		South America

	Wholesale	Retail	Wholesale	Retail	Other	Total

Net sales — external customers	$1,094	849	$60	$80	$—	$2,083
— internal customers	78	—	4	—	(82)	—

Total net sales	1,172	849	64	80	(82)	2,083
Cost of product	976	593	28	50	(83)	1,564

Gross profit	196	256	36	30	1	519
Gross profit %	17%	30%	56%	38%	(1)%	25%
Expenses:
Selling, general and administrative	24	191	4	8	19	246
Depreciation, depletion and amortization	102	20	18	1	7	148
Royalties and other taxes	13	5	—	—	1	19
Other (income) expenses	17	(12)	4	4	25	38
Argentine charges — Peso translation	—	—	14	—	—	14
— U.S. dollar forced conversion	—	—	(2)	(8)	—	(10)

	156	204	38	5	52	455

Earnings (loss) before interest expense and income taxes	$40	$52	$(2)	$25	$(51)	$64

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Twelve months ended December 31,

	2001

	North America		South America

	Wholesale	Retail	Wholesale	Retail	Other	Total

Net sales — external customers	$1,086	$831	$63	$83	$—	2,063
— internal customers	74	—	8	—	(82)	—

Total net sales	1,160	831	71	83	(82)	2,063
Cost of product	925	574	43	58	(84)	1,516

Gross profit	235	257	28	25	2	547
Gross profit %	20%	31%	39%	30%	(2)%	27%
Expenses:
Selling, general and administrative	33	193	7	16	19	268
Depreciation, depletion and amortization	96	20	13	5	7	141
Royalties and other taxes	16	5	—	—	1	22
Other (income) expenses	26	(12)	4	3	15	36
Argentine charges — Peso translation	—	—	20	—	—	20
— U.S. dollar forced conversion	—	—	2	27	—	29

	171	206	46	51	42	516

Earnings (loss) before interest expense and income taxes	$64	$51	$(18)	$(26)	$(40)	$31

AGRIUM INC.
Net Sales and Gross Profit by Operating Unit and Product Line
(Millions of U.S. dollars)
(Unaudited)

	Three months ended December 31,

	2002						2001

	Net	Cost of	Gross	Tonnes (000's)		Margin	Net	Cost of	Gross	Tonnes (000's)		Margin
	Sales	Product	Profit	Sales	Inventory	($/Tonne)	Sales	Product	Profit	Sales	Inventory	($/Tonne)

North America Wholesale
Nitrogen
Ammonia	$77	$70	$7	433	240	$16	$75	$67	$8	480	329	$17
Urea	99	83	16	704	141	23	75	67	8	598	311	13
Nitrate and other	29	25	4	216	219	19	32	37	(5)	250	227	(20)

Total Nitrogen	205	178	27	1,353	600	20	182	171	11	1,328	867	8
Phosphate — Dry	45	37	8	234	72	34	57	57	—	330	135	—
Phosphate — Liquid	16	12	4	46	10	87	11	10	1	40	9	25
Potash	38	22	16	370	195	43	37	22	15	357	273	42
Sulphate and other products	16	5	11	97	136	113	14	6	8	97	97	82

	320	254	66	2,100	1,013	31	301	266	35	2,152	1,381	16

North America Retail
Fertilizers	87	65	22				83	61	22
Chemicals	51	28	23				47	26	21
Other products and services	25	12	13				22	10	12

	163	105	58				152	97	55
South America Wholesale
Nitrogen	14	7	7	98	61	71	17	9	8	122	32	66
Other products and services	—	—	—				—	—	—

	14	7	7				17	9	8
South America Retail
Fertilizers	21	14	7				13	10	3
Other products and services	14	10	4				9	6	3

	35	24	11				22	16	6
Other	(25)	(25)	—				(23)	(23)	—

Total	$507	$365	$142				$469	$365	$104

AGRIUM INC.
Net Sales and Gross Profit by Operating Unit and Product Line
(Millions of U.S. dollars)
(Unaudited)

	Twelve months ended December 31,

	2002						2001

	Net	Cost of	Gross	Tonnes (000's)		Margin	Net	Cost of	Gross	Tonnes (000's)		Margin
	Sales	Product	Profit	Sales	Inventory	($/Tonne)	Sales	Product	Profit	Sales	Inventory	($/Tonne)

North America Wholesale
Nitrogen
Ammonia	$242	$222	$20	1,543	240	$13	$323	$239	$84	1,610	329	$52
Urea	330	292	38	2,517	141	15	304	253	51	2,063	311	25
Nitrate and other	140	135	5	1,099	219	5	150	135	15	977	227	15

Total Nitrogen	712	649	63	5,159	600	12	777	627	150	4,650	867	32
Phosphate — Dry	187	161	26	976	72	27	139	141	(2)	747	135	(3)
Phosphate — Liquid	52	41	11	153	10	72	40	32	8	122	9	66
Potash	158	91	67	1,598	195	42	138	80	58	1,357	273	43
Sulphate and other products	63	34	29	397	136	73	66	45	21	428	97	49

	1,172	976	196	8,283	1,013	24	1,160	925	235	7,304	1,381	32

North America Retail
Fertilizers	366	265	101				386	278	108
Chemicals	361	266	95				336	245	91
Other products and services	122	62	60				109	51	58

	849	593	256				831	574	257
South America Wholesale
Nitrogen	61	26	35	517	61	68	68	41	27	508	32	53
Other products and services	3	2	1				3	2	1

	64	28	36				71	43	28
South America Retail
Fertilizers	53	31	22				57	38	19
Other products and services	27	19	8				26	20	6

	80	50	30				83	58	25
Other	(82)	(83)	1				(82)	(84)	2

Total	$2,083	$1,564	$519				$2,063	$1,516	$547

AGRIUM INC.
Net Sales and Gross Profit by Operating Unit and Product Line
(Millions of U.S. dollars)
(Unaudited)

	Three months ended December 31,

	2002						2001

	Net	Cost of	Gross	Gross	Tonnes	Margin	Net	Cost of	Gross	Gross	Tonnes	Margin
	Sales	Product	Profit	Profit %	(000's)	($/Tonne)	Sales	Product	Profit	Profit %	(000's)	($/Tonne)

North America
Nitrogen	$171	$151	$20	12%	1,069	$19	$145	$135	$10	7%	980	$10
Phosphate	61	49	12	20%	280	43	68	67	1	1%	370	3
Potash	29	18	11	38%	265	42	29	18	11	38%	268	41
Sulphate and other products	14	4	10	71%	83	—	14	6	8	57%	59	—
North America Retail	163	105	58	36%	—	—	152	97	55	36%	—	—
Other	(24)	(24)	—	0%	—	—	(22)	(22)	—	0%	—	—

	414	303	111	27%	1,697	—	386	301	85	22%	1,677
International
Nitrogen	48	34	14	29%	382	37	54	45	9	17%	470	19
Potash	9	4	5	56%	105	48	8	4	4	50%	89	45
Sulphate and other products	2	1	1	50%	14	—	—	—	—	—	38	—
South America Retail	35	24	11	31%	—	—	22	16	6	27%	—	—
Other	(1)	(1)	—	—	—	—	(1)	(1)	—	—	—	—

	93	62	31	33%	501	—	83	64	19	23%	597	—

Total	$507	$365	$142	28%	2,198	—	$469	$365	$104	22%	2,274	—

	Twelve months ended December 31,

	2002						2001

	Net	Cost of	Gross	Gross	Tonnes	Margin	Net	Cost of	Gross	Gross	Tonnes	Margin
	Sales	Product	Profit	Profit %	(000's)	($/Tonne)	Sales	Product	Profit	Profit %	(000's)	($/Tonne)

North America
Nitrogen	$567	$516	$51	9%	3,786	$14	$606	$494	$112	18%	3,295	$34
Phosphate	239	202	37	15%	1,129	33	179	173	6	3%	869	7
Potash	118	74	44	37%	1,110	40	98	64	34	35%	887	38
Sulphate and other products	55	28	27	49%	317	—	60	41	19	32%	358	—
North America Retail	849	593	256	30%	—	—	831	574	257	31%	—	—
Other	(78)	(79)	1	(1%)	—	—	(74)	(76)	2	(3%)	—	—

	1,750	1,334	416	24%	6,342	—	1,700	1,270	430	25%	5,409
International
Nitrogen	206	159	47	23%	1,890	25	239	174	65	27%	1,863	35
Potash	40	17	23	58%	488	48	40	16	24	60%	470	51
Sulphate and other products	11	8	3	27%	80	—	9	6	3	33%	70	—
South America Retail	80	50	30	38%	—	—	83	58	25	30%	—	—
Other	(4)	(4)	—	—	—	—	(8)	(8)	—	—	—	—

	333	230	103	31%	2,458	—	363	246	117	32%	2,403	—

Total	$2,083	$1,564	$519	25%	8,800	—	$2,063	$1,516	$547	27%	7,812	—